Exhibit 12.2

American Airlines, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

	2013	2012	2011	2010	2009
Loss:
Loss before income taxes and cumulative effect of accounting change	$(1,880)	$(2,495)	$(1,965)	$(504)	$(1,757)
Add: Total fixed charges (per below)	1,787	1,588	1,759	1,622	1,492
Less: Interest capitalized	47	50	40	29	42
Total earnings (loss) before income taxes	(140)	(957)	(246)	1,089	(307)
Fixed charges:
Interest	703	640	693	666	597
Portion of rental expense representative of the interest factor	1,031	893	1,034	937	859
Amortization of debt expense	53	55	32	19	36
Total fixed charges	1,787	1,588	1,759	1,622	1,492
Ratio of earnings to fixed charges	—	—	—	—	—
Coverage deficiency	$1,927	$2,545	$2,005	$533	$1,799